ECOLOCLEAN INDUSTRIES, INC.
                              2242 SOUTH HIGHWAY 83
                             CRYSTAL CITY, TX 78839
                          830-374-9100/FAX 830-374-0202

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January 30, 2007

Ryan Rohn
U.S. Securities & Exchange Commission
Division of Corporate Finance
Washington, DC  20549-7010

Re:      Ecoloclean Industries, Inc.
         File Number 000-33481
         Form 8-K Item 4.01
         Filed January 19, 2007

         Supplemental Response to Original Response Dated January 23, 2007

Dear Mr. Rohn,

In order to complete our responses to your questions included in your letter of January 22, 2007, we submit the following:

Page 2, Paragraph 2:

Response: In connection with responding to the staff's comments, the company acknowledges the following:

          o The company is responsible for the adequacy and accuracy of the disclosures contained in its Exchange Act periodic reports;

          o The staff comments or changes to our disclosures in response to the staff's comments do not foreclose the Commission from taking any action with respect to the filings;

          o The company may not assert the staff's comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Ecoloclean Industries, Inc.
/s/ Royis Ward
Royis Ward
President